Exhibit 99.5

23 November 2022

Mesoblast Limited (MSB)

Results of Annual General Meeting Held 23 November 2022

In accordance with ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001 (Cth), we advise details of the resolutions and the proxies received in respect of each resolution as per the attached report.

All resolutions were passed and decided by way of a poll. Release authorized by the Chief Executive.

Yours faithfully

Niva Sivakumar
Company Secretary

MESOBLAST LIMITED	RESULT OF ANNUAL GENERAL MEETING (ASX REPORT)
ANNUAL GENERAL MEETING Wednesday, 23 November, 2022

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

Resolution Voted on at the meeting			Proxy Votes (as at proxy close)				Total votes cast in the poll (where applicable)
No	Short Description	Strike Y/N/NA	For	Against	Discretionary (open votes)	Abstain	For	Against	Abstain **	Result
02	ADOPTION OF THE REMUNERATION REPORT	N	191,183,153 95.02%	9,044,114 4.49%	984,923 0.49%	955,170	194,420,589 95.43%	9,308,260 4.57%	955,170	Carried
03A	ELECTION OF DR PHILIP KRAUSE	NA	267,679,844 99.03%	1,636,742 0.61%	992,390 0.37%	817,312	271,133,893 99.40%	1,636,742 0.60%	817,312	Carried
03B	ELECTION OF MS JANE BELL	NA	267,500,133 99.03%	1,618,648 0.60%	1,003,390 0.37%	1,004,117	270,965,182 99.41%	1,618,648 0.59%	1,004,117	Carried
04A	RE-ELECTION OF DR ERIC ROSE	NA	267,818,753 99.06%	1,547,987 0.57%	998,106 0.37%	761,442	271,005,122 99.33%	1,821,383 0.67%	761,442	Carried
04B	RE-ELECTION OF MR WILLIAM BURNS	NA	261,025,260 96.60%	8,126,084 3.01%	1,047,525 0.39%	927,419	264,534,444 97.02%	8,126,084 2.98%	927,419	Carried
05A	APPROVAL OF PROPOSED ISSUE OF OPTIONS TO NEWLY-APPOINTED DIRECTOR, DR PHILIP KRAUSE	NA	151,858,228 75.53%	48,227,285 23.99%	974,824 0.48%	1,107,023	154,842,994 76.08%	48,679,002 23.92%	1,107,023	Carried
05B	APPROVAL OF PROPOSED ISSUE OF OPTIONS TO NEWLY-APPOINTED DIRECTOR, MS JANE BELL	NA	151,624,812 75.49%	48,259,351 24.03%	981,324 0.49%	1,301,873	154,616,078 76.04%	48,711,068 23.96%	1,301,873	Carried
06A	APPROVAL OF PROPOSED ISSUE OF OPTIONS TO CHIEF EXECUTIVE OFFICER, DR SILVIU ITESCU IN CONNECTION WITH HIS REMUNERATION	NA	160,511,663 79.81%	39,567,107 19.67%	1,027,494 0.51%	1,061,096	162,975,174 80.06%	40,592,749 19.94%	1,061,096	Carried
06B	APPROVAL OF PROPOSED ISSUE OF OPTIONS TO CHIEF MEDICAL OFFICER, DR ERIC ROSE IN CONNECTION WITH HIS REMUNERATION	NA	161,104,719 80.21%	38,712,320 19.28%	1,025,038 0.51%	1,325,283	164,139,699 80.74%	39,164,037 19.26%	1,325,283	Carried
07	RATIFICATION OF ISSUE OF SHARES TO EXISTING MAJOR SHAREHOLDERS	NA	183,585,436 95.03%	8,590,796 4.45%	1,009,378 0.52%	77,859,449	186,946,884 95.55%	8,700,385 4.45%	77,859,449	Carried

Printed: 23/11/2022	This report was produced from the Link Market Services Meeting System	Page 2 of 3

MESOBLAST LIMITED	RESULT OF ANNUAL GENERAL MEETING (ASX REPORT)
ANNUAL GENERAL MEETING Wednesday, 23 November, 2022

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

Resolution Voted on at the meeting			Proxy Votes (as at proxy close)				Total votes cast in the poll (where applicable)
08	APPROVAL OF EMPLOYEE SHARE OPTION PLAN	NA	158,198,681 78.73%	41,671,813 20.74%	1,078,166 0.54%	1,217,700	161,548,935 79.42%	41,859,384 20.58%	1,217,700	Carried
09	ADOPTION OF AMENDMENTS TO CONSTITUTION	NA	257,320,170 95.49%	10,989,758 4.08%	1,168,238 0.43%	1,648,122	260,941,734 95.96%	10,998,091 4.04%	1,648,122	Carried

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

Printed: 23/11/2022	This report was produced from the Link Market Services Meeting System	Page 3 of 3